Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 24, 2014, relating to the financial statements of Taylor Morrison Home Corporation and its subsidiaries, which report expresses an unqualified opinion and includes an explanatory paragraph indicating that the financial information of the predecessor and successor periods is not comparable, appearing in the Annual Report on Form 10-K of Taylor Morrison Home Corporation and its subsidiaries for the year ended December 31, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE, LLP

Phoenix, Arizona

May 7, 2014